Exhibit (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment No. 112 to Registration Statement No. 033-45961 on Form N-1A of our report dated November 20, 2015, relating to the financial statements and financial highlights of Ivy Emerging Markets Local Currency Debt Fund, one of the series constituting Ivy Funds, appearing in the Annual Report on Form N-CSR of the Ivy Funds for the period ended September 30, 2015. We also consent to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectus and “Custodial and Auditing Services” and “Financial Statements” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Kansas City, Missouri

January 25, 2016